SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON SEPTEMBER 7, 2023

1. DATE, TIME AND PLACE: On September 7, 2023, at 10:00.a.m, by virtual means.

2. CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Company”), with the participation of the Board Members indicated below. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3. AGENDA, RESOLUTION AND SUBJECTS FOR ACKNOWLEDGEMENT OR SUBJECTS OF INTEREST TO THE COMPANY:

3.1. Resolution: After due analysis of the proposal submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was taken:

a)	PD.CA/BAK-29/2023 – Rectification and Ratification of Limits of Delegation for the Contracting of Loans, Financing or Capital Markets Transactions by the Company’s Executive Board – After prior analysis of the proposal made by the Finance and Investment Committee, which issued a favorable opinion on the approval of PD.CA/BAK-29/2023, PD.CA/BAK-29/2023 was approved to: (i) rectify the Company's gross debt limit to US$ 9.3 billion, during the remaining of the 2023 fiscal year and until the first Ordinary Meeting of the Board of Directors that takes place in the 2024 fiscal year, authorizing the Executive Board, respecting that limit, to contract loans, leases, financing (excluding the financing of Braskem Idesa) or capital market operations (including but not limited to the contracting of derivatives, foreign exchange contracts, advances on foreign exchange contracts, bank guarantees, discounted receivables and letters of credit), in Brazil or abroad, without the prior specific approval of the Board of Directors, also respecting the limit of (a) up to US$ 250 million, per operation, for operations denominated in foreign currency and (b) up to R$ 1.0 billion, per operation, for operations denominated in Reais; and (ii) ratify that loans, financing or capital market operations contracted in the 2023 financial year and up to the first Ordinary Meeting of the Board of Directors that takes place in the 2024 financial year, with amounts, per operation, in excess of US$ 40 million for operations denominated in foreign currency and R$ 160 million for operations denominated in Brazilian Reais, be periodically reported to the Finance and Investment Committee, including the main characteristics of such operations, as approved by PD.CA/BAK-02/2023.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON SEPTEMBER 7, 2023

3.2. Subjects for Acknowledgement: Nothing to record.

3.3. Subjects of Interest to the Company: Nothing to record.

4. ENCERRAMENTO: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Board Members who attended the meeting, by the Chairman and by the Secretary.

São Paulo/SP, September 7, 2023.

José Mauro M. Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

Eduardo Bacellar Leal Ferreira	André Amaro da Silveira

Charles Lenzi	Gesner José de Oliveira Filho

Héctor Nuñez	João P. Nogueira Batista

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON SEPTEMBER 7, 2023

José Luis Bringel Vidal	Juliana Sá Vieira Baiardi

Marcelo Klujsza	Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.